UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K (this “Report”), except for Exhibit 99.1 attached hereto is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-278392). Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Other Events

Change in Nasdaq Ticker Symbol and Adoption of Commercial Brand

Genenta Science S.p.A. (the “Company”) hereby announces that, effective upon the commencement of trading on November 4, 2026, its American Depositary Shares (“ADSs”), currently trading on the Nasdaq Capital Market under the ticker symbol “GNTA,” are expected to begin trading under the new ticker symbol “SAEN”, subject to final confirmation by The Nasdaq Stock Market LLC (“Nasdaq”). The change in ticker symbol was approved by the Company’s Board of Directors on October 20, 2026.

In conjunction with the ticker symbol change, the Company will begin conducting its business and marketing activities under the business name “Saentra Forge.” The adoption of the Saentra Forge brand is intended to reflect the Company’s transformation, announced in January 2026, into a strategic industrial consolidator focused on acquiring majority or full ownership of businesses operating in security-regulated sectors, with activities spanning aerospace, defense, and national security, as well as biotechnology and biosecurity.

The Company’s legal and registered corporate name will remain Genenta Science S.p.A. The adoption of the Saentra Forge business name and the change in ticker symbol do not change the Company’s legal name, jurisdiction of incorporation, corporate structure, or legal identity, and do not require an amendment to the Company’s by-laws or a resolution of its shareholders. The Company will continue to be organized under the laws of Italy and will remain the same registrant under the Exchange Act.

The ticker symbol change and the adoption of the business name will not result in any issuance, cancellation, exchange, or modification of the Company’s outstanding ordinary shares or ADSs and will not affect the rights or ownership interests of shareholders or ADS holders.

No action is required by shareholders or ADS holders in connection with the ticker symbol change or the adoption of the business name. Existing holdings will continue to be reflected in shareholders’ and ADS holders’ brokerage accounts. The Company expects that its existing ADS arrangements, including its depositary relationship with The Bank of New York, will remain unchanged.

The Company will continue to make its required filings with the U.S. Securities and Exchange Commission (the “SEC”) under its legal name, Genenta Science S.p.A., and may identify itself in corporate communications as “Genenta Science S.p.A., doing business as Saentra Forge.”

A copy of the Company’s press release, dated November 2, 2026, announcing the ticker symbol change and the adoption of the commercial name is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of applicable U.S. securities laws, including statements concerning the anticipated effective date of the ticker symbol change, the Company’s adoption of the Saentra Forge business name, and its strategic direction. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including the risks described in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Exhibit Index

Exhibit Number	Description
99.1	Press release, dated November 2, 2026, announcing the change of the Company’s Nasdaq ticker symbol and the adoption of the Company’s business name.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: November 2, 2026